July 6, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	H. Roger Schwall
Division of Corporation Finance

Re:	Eco-Stim Energy Solutions, Inc.
Registration Statement on Form S-1 (File No. 333-204591)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Eco-Stim Energy Solutions, Inc. (the “Company”) proposed public offering of shares of common stock, par value $0.001 per share of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern time, on July 7, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus, from June 15, 2015, through the date hereof:

Preliminary Prospectus dated June 15, 2015:

420 copies to prospective underwriters, institutional investors, dealers and others.

[Signature Page Follows]

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

FBR CAPITAL MARKETS & CO.
ROTH CAPITAL PARTNERS, LLC

By:	FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
Name:	Paul Dellisola
Title:	Senior Managing Director

By:	ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

Acceleration Request Joinder